UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of December 1, 2023

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

On December 1, 2023, Centogene N.V. convened the extraordinary general meeting of shareholders to be held on December 18, 2023, and made available to its shareholders certain other materials in connection with such meeting.

Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2023

CENTOGENE N.V.

By:	/s/ Miguel Coego Rios
	Name:	Miguel Coego Rios
	Title:	EVP Finance & Legal and Interim CFO

Exhibit Index

Exhibit	Description of Exhibit

99.1	Convening notice including agenda and explanatory notes
99.2	Voting proxy
99.3	Resolutions of the Management Board Centogene N.V.
99.4	Resolutions of the Supervisory Board Centogene N.V.